                                                                          Item 2
                                   [TIM LOGO]
                              Viver sem fronteiras

                       TELE CELULAR SUL PARTICIPACOES S.A.

To the shareholders:

The management of Tele Celular Sul Participacoes S.A. ("TIM Sul") is pleased to submit the Management Report and the Financial Statements of the Company and its Consolidated Subsidiaries, including the Report of the Independent Auditors and of the Statutory Audit Committee, for the year ended December 31, 2002.

1. MESSAGE TO SHAREHOLDERS

Tele Celular Sul - TIM Sul's strategy was fully and successfully implemented. We maintained our focus on innovative services and client satisfaction, on the segmentation of our customer base and on cost control (especially regarding the acquisition of new users), safeguarding the Company's economic and financial health and fostering high cash generation.

As a result, our profitability improved substantially. Our results confirm that our strategy was the right one. In 2002, TIM Sul posted a R$352,4 million EBITDA, 10.0% better than the 2001 figure. EBITDA margin, at 47.1% over the net service revenues, exceeded the previous year's by 5.8%. Net income, at R$ 65.8 million, rose by 9.8% relative to 2001, the highest achieved by the Company since 1999.

Tele Celular Sul - TIM Sul reached the end of the year as the clear leader of the market in which it operates (the states of Parana and Santa Catarina, as well as the city of Pelotas, in the state of Rio Grande do Sul), with 1.7 million clients, serviced by 917 points of sale and over 16,000 recharging points for prepaid services. TIM Sul's coverage now reaches 248 locations and stretches over 2,300 km of highways in its area. The quality of the service offered in the region of coverage is continuously monitored and exceeds international quality standards.

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

Relying on the use of a broad range of customer relationship management techniques, the Company continued to prioritize higher-value clients in 2002, expanding those activities that foster customer relationships and loyalty building.

The CRC (Customer Relations Center), a pioneering client service concept created in 2001, is the chief interaction channel between clients and the Company. In 2002, CRC Telemarketing made over 400,000 active contacts. More than 7 million calls were answered, all of which represent an opportunity for the sale of products and services. Quality indicators point to rising client satisfaction with the CRC.

Yet another innovative initiative, the Customer Council (a forum comprised of key regional stakeholders, in which subjects such as quality, structure and service, among others, are discussed) was expanded. There are now four cities in which the Council is installed and operating: Joinville and Criciuma, in the state of Santa Catarina, and Cascavel and Maringa, in the state of Parana.

The Internet is another important communication channel between TIM Sul and its postpaid clients. In 2002, there were more than 100,000 accesses made to Online Servicing requesting plan changes, copies of invoices and the activation of additional services, such as Follow Me (Siga-me), Calls on Hold (Chamada em Espera) and Conference Calling (Conferencia), among others, as well as TIMnet services.

These and other initiatives caused TIM Sul to be awarded the Quality of Telephone Services award by the Plano Editorial publishing company, a prize conferred upon the operators that attain the best user evaluation according to Datafolha research. The company was regarded by users in its geographical area as the mobile telephone services operator offering the highest quality client services, as well as offering affordable prices, fees and services.

For TIM Sul, receiving this award represents a recognition of its investments in quality over recent years, investments that have also led to the acquisition of new clients. Market share of new user acquisition (gross sales share) reached 53%. This means that more than half of the new clients acquiring mobile telephones in TIM's area buy a TIM Sul cell phone.

Despite all of these activities, the Company's costs were kept under control throughout the year, only reflecting the increases driven by the exchange rate fluctuation, which had a direct impact on the cost of handsets. SAC, the cost of acquiring a client, dropped by 41% in 2002.

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For TIM Sul, making people's lives easier also has other meanings. Through the
TIM Community program, a set of social initiatives that seek to promote community development in areas such as the environment, cultural activities and sports, TIM Sul is active in all the geographical areas in which it operates, on an ongoing basis.

Concerning the environment, the "Recharge the Planet" (Regarregue o Planeta) campaign, which encourages the delivery of spent batteries, should be highlighted. Since the program's implementation, over 77,000 batteries have been collected, totaling 9.2 metric tons. The campaign was one of the nine finalists in the Super Ecology Award, Solo category, sponsored by Superinteressante magazine.

TIM Sul is prepared for the arrival of new competitors in the market and remains confident that it can maintain the same levels of growth achieved in 2002, while keeping its focus on value generation for its shareholders.

2. THE ECONOMIC ENVIRONMENT AND THE MOBILE TELEPHONE SERVICES SECTOR

In 2002, the Brazilian economy yet again suffered the impact of financial market turbulence. The Global economic slowdown coupled with anxiety resulting from the country's presidential elections caused the foreign exchange rate and the country risk to soar to unprecedented levels. Annualized inflation reached a two digits and reawakened concerns about price and wage indexing; the IGP-M (General Price Index measured by the Getulio Vargas Foundation) reached 26.5%, causing the interest rate to rise to 25%. However, as the presidential transition was carried out in a transparent and democratic way, the markets calmed down and the year closed with a positive outlook for the new government.

In the mobile telephone services market, 2002 saw the entry of new operators in the second half of the year, as well as the successful auctioning of bands D and E by Anatel (the National Telecommunications Agency). The operators, as a result of marketing investments and special plans, triggered high rates of growth in mobile subscribers throughout the country. In 2002, the subscriber base in Brazil increased by 13.3%, reaching some 33 million users in December 2002.

With this, mobile telephone services penetration in the country reached some 20%, which shows that there is still a fairly high potential for growth.

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Brazil continues to be one of the Latin American countries with the lowest rates of mobile phone penetration.

As a result of new operators entering the market, the competitive scenario also changed significantly. At the beginning of the year each mobile concession area in Brazil had only two operators. In the new environment, which took shape in the second half of the year, regional competition increased to four competitors.

Within this context of change and consolidation, the TIM Group became in 2002 the only company with nationwide operational coverage in Brazil. TIM (Telecom Italia Mobile) is one of the largest mobile telephone services companies in Europe and in the world. It serves over 36 million clients spread over 19 countries.

TIM operates in Brazil through Tele Celular Sul (TIM Sul), which operates band A mobile services in the Southern Region, through Tele Nordeste Celular, which operates band A in six states of the Northern region, and through Tele Maxitel, a band B operator in the states of Bahia, Minas Gerais and Sergipe. In the remaining states of the country, TIM operates through three licenses acquired in the auctions held by Anatel for bands D and E in 2001.

3. PRODUCTS AND SERVICES

After carrying out a series of studies to determine how best to improve client satisfaction, TIM Sul restructured its user plans for the postpaid segment and created the TIM MENU portfolio. The plans address the widest variety of uses and range from MENU 30 to MENU 1000. One of the main distinguishing features of the new plans is the account statement sent via message to the handset's screen. TIM Sul was one of the first companies to introduce this service.

The other two introductions in this segment were T YOU (T Voce) and TALK CHEAPER (Fale Barato). Geared towards a younger public, T You was a major sales success, and was one of the main elements responsible for the growth of the postpaid user base and for reducing migration from post to prepaid plans.

Regarding the prepaid segment, TIM Sul expanded and remodeled the READY! (PRONTO!) packages. Adopting the "Ready to talk" concept, these plans offer a more attractive alternative for those users who want the freedom and ease of a mobile telephone without having to pay the bill at

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the end of the month. PRONTO T was the chief 2002 sales highlight in this segment.

TIM Sul understands that businesses must exploit to the fullest the resources offered by mobile telephone services as a business tool. That's why TIM Sul was the first company in Brazil to create, in 2001, TIM BUSINESS, a business unit specializing in the development of communication solutions for the corporate segment.

Offering a broad infrastructure of consulting and client services, TIM Business was responsible for TIM Sul's substantial growth in this segment. In 2002, CORPORATE++ (EMPRESARIAL++), a full plan added to the portfolio of corporate services, stood out.

As for Value Added Services, they supplement the plans offered and are a significant source of additional revenues to the Company.

TIM Sul was the first operator in Brazil to introduce the SHORT MESSAGE SERVICE
- SMS, interconnecting networks of different technologies. In the corporate field, through its MESSAGE TRANSPORTATION NETWORK (REDE DE TRANSPORTE DE MENSAGENS - RTM), companies communicate with their clients, partners and employees using TIM's messaging service, through a direct connection with the TIM platform, via the Internet or dedicated link. As a result of these initiatives, the number of cell phone to cell phone messages increased five fold, to 50 million in 2002 up from 10 million in 2001.

Through TIMNET, the Company continues to offer an expanding variety of options for mobile telephones. In 2002, RINGTONES and ICONS, music and figures that can be added to the handset's ringer and screen, thereby customizing the handset, became a veritable fad among younger users.

4. COVERAGE AND QUALITY

In addition to benefiting from a technology that has taken over the most demanding markets, TIM clients have access to an entirely digital system, offering quality and comfort in all of the country's states.

TIM's coverage in the states of Parana and Santa Catarina and in the Pelotas region reaches 248 municipalities and over 2,300 km of roads, resulting in a total estimated penetration of 18%. 16 new sites were added in 2002. TIM Sul clients are serviced by a network of 917 points of sale, of which 12 belong to the company itself. Furthermore, there are over 16,000 points available for recharging prepaid services.

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Since 1999, TIM Sul measures the quality of its network, at regular intervals, through a third-party service (usually CPQD - Research and Development Center). Results show that the level quality of TIM Sul services has been consistently progressing, and is the best in the company's area of operation, meeting international standards.

Research focusing on client satisfaction conducted by specialized entities, whereby stores, resellers, handsets, the call center, phone bills, coverage and the quality of the signal are all evaluated, attests to the rising satisfaction of TIM Sul's users with its services. This is one of the Company's strong distinguishing features.

5. CLIENT BASE

By the end of the year, TIM Sul had 1,723,660 subscribers, of which 508,616 were postpaid and 1,215,044 prepaid, or 30% and 70% of the total, respectively. Prepaid growth was 22%, whereas the total client base expanded by 7%.

In terms of gross additions, 395,111 new prepaid clients were acquired, as well as 107,528 postpaid ones. This represents growth of 10% and 18% respectively vs. 2001. These new figures were attained without jeopardizing the Company's profitability. The SAC (Subscriber Acquisition Cost) fell by 41% during the year.

In 2002, TIM Sul maintained the focus on its selective growth strategy, by keeping its best clients from all segments. Since 2001, the Company has been prioritizing the maintainance of a quality client base and strictly controlling default. The Company's base has been adjusted and is prepared for the technological innovation expected over the next few years.

6. CONTRACTUAL AND REGULATORY OBLIGATIONS

According to the concession contracts of TIM Sul's operating subsidiaries, Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., they are subject to the requirements of the List of Obligations issued by Anatel - the National Telecommunications Agency. In 2002, the companies fulfilled all of their obligations regarding the quality of services and minimum network coverage.

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During the course of the year, the Companies also reached or exceeded the quality targets set by the Commitment Protocol of the Cellular Telephone Services Operators adopted by Anatel and by the Brazilian operators of cellular telephone services in 1999.

In December 2002, TIM Sul's subsidiaries entered into an agreement with Anatel, namely the Statement of Authorization, which authorizes them to work with the Personal Mobile Service (Servico Movel Pessoal - SMP) for the remaining duration of their current contracts, signed after the 1998 privatization process. As a result of this new agreement and the consequent migration from the Mobile Cellular Service (Servico Movel Celular - SMC) to the Personal Mobile Service, the operators will cease to provide services under a public system (concession) and start operating under a private system (authorization). The SMP establishes new quality commitments due to come into effect as of June 18, 2003.

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

7. FINANCIAL PERFORMANCE

OPERATING REVENUES, EBITDA AND NET INCOME

In 2002, gross operating revenue from services reached R$1,145.9 million, 8.5% above 2001 revenues. This increase was largely due to the expansion of the client base and the growth of handset sales.

EBITDA, according to the international concept (operating results before net financial expenses, excluding depreciation and amortization) totaled R$ 352.4 million, a figure 10.0% higher than the previous year.

The EBITDA margin amounted to 39.1% of net total revenues (or 47.1% excluding handset sales), having remained virtually unchanged relative to 2001.

Consolidated net profit for the year raised by 9.8%, to R$65.8 million, the company's highest since 1999. Profit per 1,000 shares was R$0.19, vs. R$0.17 in 2001.

COSTS AND EXPENSES

The cost of services without depreciation and amortization totaled R$ 160.8 million, an increase of 11.7% vs. the previous year. The rise in costs was basically connected with the expansion of the client base, with a consequent increase in the cost of interconnection, resulting from the larger use of other operators' networks by the Company's clients.

The cost of handset sales amounted to R$161.1 million, vs. R$ 111.9 million in 2001, as a result of the cellular handset sales growth, as the Company once again began to market them directly to authorized resellers beginning in August 2001.

2002 sales expenses excluding depreciation, amortization and bad debt, reached R$ 140.9 million, 9.1% lower than in 2001, despite the sharp devaluation of the Brazilian currency during this time. Its important to point out that the Subscribers acquisition costs (SAC) fell by 41% relative to the previous year.

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General and administrative expenses, (without depreciation and amortization)
amounted to R$ 61.7 million, 7.9% above the 2001 figure, basically as a result of rising information technology expenses. Personnel expenses, at R$ 19.8 million, remained virtually unchanged relative to 2001.

Depreciation and Amortization expenses, including amortization of the privatization premium, reached R$ 227.0 million, or 13.5% more than the previous year, because of new investments made in recent periods.

Bad debt expenses were R$ 30.7 million, or 2.7% of total gross revenues, vs. 1.7% in 2001. These figures are in line with the industry's domestic standards. One should recall that the Company expanded its means of collection in 2001, which resulted in the recovery of a substantial proportion of debts that had fallen due in previous periods.

INVESTMENTS

During the course of 2002, capital expenditures of R$ 68.7 million were made through the controlled Companies. These investments were essentially allocated for the expansion of cellular coverage and information technology.

INDEBTEDNESS

At the end of 2002, gross debt stood at R$ 321.1 million, vs. a R$ 440.5 million cash position, resulting in a net positive balance of R$ 119.4 million.

TIM Sul has one of the lowest levels of debt in the Brazilian mobile telephone industry. This, coupled with strong cash generation, puts the Company in a comfortable position with regard to the implementation of the technological innovations that are necessary to safeguard its competitiveness and quality in the market.

The debt is basically composed of financing by the Ex-Im Bank (Export-Import Bank of the United States - R$ 39.1 million) and BNDES (Brazil's National Economic and Social Development Bank - R$ 69.3 million), as well as the issuance of simple, non-convertible debentures (R$ 208.8 million).

R$ 41.6 million of the total debt consists of US dollar-denominated loans, almost all of which is hedged against exchange rate fluctuations.

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In 2002, net financial expenses amounted to R$ 18.9 million or 57% less than in
2001, thanks to financial revenues resulting from the remuneration of available cash.

8. DIVIDENDS AND INTEREST ON EQUITY

Tele Celular Sul - TIM Sul management is proposing to pay its shareholders R$
26.2 million in dividends and interest on equity, net of income tax, corresponding to the company's financial performance in 2002. This is equivalent to R$ 0.08 per 1,000 shares of both common and preferred stock, and to R$ 0.80 per ADR. This payout represents 39.8% of the year's net income.

During this year, the Company paid its shareholders R$ 18.7 million in dividends and interest on equity, namely R$ 0.06 per 1,000 shares of both common and preferred stock, and to R$ 0.60 per ADR, regarding 2001. This payout represents 31.2% of that year's net income.

Both payouts are higher than the minimum 25% on income required by the Brazilian Corporate Law.

9. STOCK PERFORMANCE

TIM Sul reached the end of the year with its common and preferred stock, in lots of 1,000 shares, priced on Bovespa (the Sao Paulo Stock Exchange) at R$1,96 and R$2,74, dropping by 35.3% and 24.1%, respectively. The Ibovespa index fell by 20.5% in the period. Book value per share on December 31, 2002 stood at R$2.50.

On the New York Stock Exchange - NYSE, the ADRs (American Depositary Receipts) representing 10,000 preferred shares were being traded, on the last trading day of the year, at US$7.80, having fallen by 50.5% vs. their price one year before.

The downslide of Brazilian stock prices was widespread and directly related with foreign investor risk aversion toward the country in 2002, especially during the period preceding presidential elections. Telecom shares, as a result of their greater liquidity, were among those that suffered the greatest impact.

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10. CORPORATE RESTRUCTURING OF THE OPERATING SUBSIDIARIES

In November 2002, TIM Sul's Management proceeded to restructure the Company's operating subsidiaries, by incorporating Telesc Celular S.A. and CTMR Celular S.A. stock into Telepar Celular S.A., which resulted in the transferal of said stock to Telepar Celular S.A.'s assets, through a capital increase. Thus, the two companies became wholly owned subsidiaries of Telepar Celular S.A.

The new Telepar Celular S.A. stock issued in connection with the capital increase was delivered to the shareholders of the two Companies.

The purpose of the restructuring was to integrate the operating portion of the companies, so as to make better use of the pre-existing synergies between their businesses, consequently attaining cost reductions and concentrating the liquidity of the stock of the operating companies in a single publicly-held company, with all shareholders standing to benefit from these measures.

11. SOCIAL RESPONSIBILITY

TIM's mission extends far beyond merely offering quality products and services. The Company also focuses on activities in the communities where it does business. This commitment resulted in Tim Community, a project whereby the Company has been investing in activities in the social, environmental, sports and cultural fields, thereby actively demonstrating its role as a responsible corporate citizen that values human beings, the community and the environment.

The following are some of the 2003 projects that merit highlighting:

1. RECHARGE THE PLANET: introduced in 1999, together with the Society for Research into Wildlife and Environmental Education (SPVS - Sociedade de Pesquisa em Vida Selvagem e Educacao Ambiental), it focuses on collecting used mobile telephone batteries. In 2002, R$ 500 thousand were invested in the program, which has already collected more than 77,000 batteries, or 9.2 metric tons, and involves 100% of TIM Sul's sales outlets.

2. YOUTH AND ADULT EDUCATION PROJECT: THE "PASTORAL DA CRIANCA" CHILD WATCH
PROGRAM: the project was created in 1991, in order to teach leaders of the "Pastoral" and the communities assisted by the entity to read

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and write, throughout Brazil. TIM Sul embraced part of the project because it shares the "Pastoral" theory that illiteracy and child mortality are directly correlated. TIM Sul invested R$ 100,000 in this project in 2002.

3. VOLUNTEER WORK PROGRAM: the TIM Sul Volunteer Work program is in the process of being implemented. The Company established an in-house committee made up of directors, managers and employees, which in turn hired the Curitiba Voluntary Action Center (Centro de Acao Voluntaria de Curitiba), a non-governmental organization, to monitor the program's implementation. The program is expected to begin operating in the first quarter of 2003.

In the cultural field, TIM Sul sponsored the Joinville Dance Festival, one of the most important events of its kind in the country, as well as the Curitiba Theatre Festival, which features the main plays opening in the country. It also sponsored TIM Station (Estacao TIM), a Brazilian Popular Music festival held in Florianopolis, whose income was donated to the city's social welfare institutions.

12. HUMAN RESOURCES

TIM Sul closed the year with 1,015 employees. Over the course of 2002 the Company implemented several training and professional education programs and provided lectures, courses and seminars on Managerial Development, the Identification of Successors, of Professional Talent and of Multipliers, and technical and behavioral improvement. A total of 125,734 hours of training was provided, which required a R$ 1.79 million investment. The Company's staff is young, the average age being 31.

TIM Sul also maintained its internship program. By the end of 2002, the company had 55 interns, working in virtually all the areas.

Another human resources initiative were the Organizational Climate Surveys, to identify satisfaction, motivation and loyalty factors, as well as to assess their current levels and the correlation between these results. 2002 annual research showed that 69% of those employees who responded to the questionnaires are satisfied or very satisfied with the Company.

Thanks to all of these initiatives, coupled with its benefits program, the Company has managed to maintain a very low turnover rate (some 2%). This is regarded as extremely low relative to international standards.

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13. 2003 OUTLOOK

2002 was the year in which the TIM brand was consolidated in the southern region and throughout the country. As a result of Anatel having authorized the start up of TIM Brasil operations, TIM became the only group to operate on a national basis in this country, enjoying the advantages of scale and GSM technology, used by 71% of the mobile telephone service subscribers around the world. GSM offers a network and handsets that are more advanced, besides being standardized and benefiting from more competitive costs.

By the end of the first half of 2003, TIM Sul will be offering GSM cell phones in its region. To this end, it is planning investments that the company will be able to fund entirely through currently available cash plus the cash generation expected over the next two years, making it unnecessary to obtain external funding. TIM will thereby strengthen its commitment to offering its clients the best services at competitive prices, which should ensure its market share leadership and brand preference among the consumers of the geographical area in which the company operates.

TIM Sul is prepared to face the entry of new competitors in the market, because it believes that a more competitive market highlights those companies that are staffed by the best teams and that offer their clients the best products and services.

FINAL COMMENTS

TIM Sul, a company that is firmly committed to continuous, balanced growth, wishes to thank its clients for their loyalty and patronage, and in return commits itself to provide superior quality and client service. It also thanks its employees and partners, without whom the Company would be unable to attain its objectives, and, finally, its shareholders as well, for their support and trust in its management.

                                                              The Administration

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

                              FINANCIAL STATEMENTS

                       TELE CELULAR SUL PARTICIPACOES S.A.

                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001
                              IN THOUSAND OF REAIS

                                              COMPANY                CONSOLIDATED
                                        -------------------      ---------------------
                                         2002         2001         2002        2001
                                        -------     -------      ---------   ---------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents               3,538       1,099         11,147       5,462
  Marketable securities                   5,388       9,843        421,687     134,397
  Trade accounts receivable                                        165,801     148,862
  Inventories                                                       15,573      21,856
  Recoverable taxes                       1,414       4,900         42,386      30,853
  Deferred taxes                          7,874       1,522         44,590      22,344
  Interest on shareholders' equity                   18,523
  Other assets                              645         832          4,607      12,423
                                        -------     -------      ---------   ---------

                                         18,859      36,719        705,791     376,197
                                        -------     -------      ---------   ---------

LONG-TERM ASSETS
  Subsidiaries                            3,150       3,176
  Marketable securities                                              7,705
  Recoverable taxes                                                  4,667       5,268
  Deferred taxes                          1,009         774        184,673     235,986
  Judicial deposits                                                 11,148      10,908
  Other assets                               36          14            774       1,889
                                        -------     -------      ---------   ---------

                                          4,195       3,964        208,967     254,051
                                        -------     -------      ---------   ---------

PERMANENT ASSETS
  Investments                           872,170     810,929         24,320      28,707
  Property, plant and equipment              79          96        655,949     775,575
  Deferred charges                                                  52,858      67,649
                                        -------     -------      ---------   ---------

                                        872,249     811,025        733,127     871,931
                                        -------     -------      ---------   ---------

TOTAL ASSETS                            895,303     851,708      1,647,885   1,502,179
                                        =======     =======      =========   =========

  THE ACCOMPANYING NOTES ARE NA INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                      TELE CELULAR SUL PARTICIPACOES S.A.

                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001
                              IN THOUSAND OF REAIS

                                              COMPANY                CONSOLIDATED
                                        -------------------     ----------------------
                                         2002         2001         2002         2001
                                        -------     -------     ----------   ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Suppliers                               2,777       2,330        123,677      63,389
  Loans and financing                                               38,052      21,987
  Debentures                                                       210,114       8,860
  Payroll                                11,943      10,389         14,115      13,083
  Taxes and contributions payable            20         854         42,958      20,794
  Interest on shareholders' equity       16,415      20,450         17,697      26,636
  Dividends payable                      12,285       1,755         12,489       2,184
  Other liabilities                       3,565       5,247         24,968      14,548
                                        -------     -------     ----------   ---------
                                         47,005      41,025        484,070     171,481
                                        -------     -------     ----------   ---------

LONG-TERM LIABILITIES
  Loans and financing                                               72,919     103,539
  Debentures                                                                   200,000
  Taxes and contributions payable                                   74,193      60,727
  Provision for pension plan              2,833       2,239          2,833       2,239
  Provision for contingencies               135          40          8,951       6,095
  Other liabilities                                      75                         75
                                        -------     -------     ----------   ---------
                                          2,968       2,354        158,896     372,675
                                        -------     -------     ----------   ---------
MINORITY INTERESTS                                                 159,589     149,694
                                                                ----------   ---------

SHAREHOLDERS' EQUITY
  Paid-up capital                       324,666     245,033        324,666     245,033
  Capital reserve                       178,062     195,695        178,062     195,695
  Revenue reserves                      342,602     367,601        342,602     367,601
                                        -------     -------     ----------   ---------

                                        845,330     808,329        845,330     808,329
                                        -------     -------     ----------   ---------

TOTAL LIABILITIES                       895,303     851,708      1,647,885   1,502,179
                                        =======     =======     ==========   =========

  THE ACCOMPANYING NOTES ARE NA INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                              STATEMENTS OF INCOME
                           DECEMBER 31, 2002 AND 2001
                              IN THOUSAND OF REAIS

                                                             COMPANY                    CONSOLIDATED
                                                    -------------------------   ---------------------------
                                                      2002             2001         2002            2001
                                                    --------       ----------   ------------    -----------
GROSS REVENUE                                                                     1,145,948       1,056,346

DEDUCTIONS FROM GROSS REVENUES                                                     (254,684)       (264,917)
                                                                                  ---------       ---------
NET OPERATING REVENUE                                                               891,264         791,429

COSTS OF SERVICES RENDERED AND GOODS SOLD                                          (486,383)       (406,033)
                                                                                  ---------       ---------
OPERATING INCOME                                                                    404,881         385,396
                                                                                  ---------       ---------
OPERATING REVENUES (EXPENSES)
  Selling                                                                          (185,446)       (181,424)
  General and administrative                        (7,319)          (6,018)        (83,346)        (71,909)
  Equity result                                     62,265           62,580          (4,288)         (1,888)
  Other operating revenues (expenses), net              47             (973)        (14,902)        (15,584)
                                                    ------           ------       ---------       ---------
                                                    54,993           55,589        (287,982)       (270,805)
                                                    ------           ------       ---------       ---------

OPERATING INCOME BEFORE INTEREST RESULTS

INTEREST REVENUES (EXPENSES)                        54,993           55,589         116,899         114,591
  Interest revenues                                  4,908           27,062         121,310          45,278
  Interest expenses                                   (789)         (22,717)       (103,535)        (72,045)
  Foreign exchange gain (losses), net                   75             (223)        (36,734)        (17,638)
                                                    ------           ------       ---------          ------
                                                     4,194            4,122         (18,959)        (44,405)
                                                    ------           ------       ---------          ------
OPERATING INCOME                                    59,187           59,711          97,940          70,186

Nonoperating revenues (expenses), net                                  (256)           (127)             10
                                                    ------           ------       ---------       ---------
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS   59,187           59,455          97,813          70,196
  Income and social contribution taxes               6,587              434         (19,473)            672
  Minority interests                                                                (12,566)        (10,979)
                                                    ------           ------       ---------       ---------

NET INCOME                                          65,774           59,889          65,774          59,889
                                                    ======           ======       =========       =========

NUMBER OF OUSTANDING SHARES (THOUSANDS)               0.19             0.17
                                                    ======           ======

  THE ACCOMPANYING NOTES ARE NA INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                                      PAID-UP     CAPITAL
                                      CAPITAL     RESERVE               REVENUE RESERVES
                                    ----------   --------    -------------------------------------------------
                                                  SPECIAL                UNREALIZED    SPECIAL       INCOME
                                                  GOODWILL    LEGAL       PROFITS     RESERVE FOR  RESERVE FOR
                                     CAPITAL      RESERVE     RESERVE     RESERVE      DIVIDENDS   EXPANSION
                                    ----------   ---------   --------   -----------   ----------   -----------
BALANCES AT DECEMBER 31, 2000        175,772      205,603      17,512     94,228
.. Capital increase                    69,261       (9,908)
.. Net income
.. Realization of unrealized
    profits reserves                                                      (94,228)
.. Special reserve for dividends                                                          19,257         (19,257)
.. Constitution of profit
    reserve for expansion                                                                               327,838
Appropriation of net income
    for the year
.. Legal reserve                                                 2,994
.. Interest on shareholders'
    equity
.. Dividends
                                     -------      -------     -------     -------       -------        --------

BALANCES AT DECEMBER 31, 2001        245,033      195,695      20,506                    19,257         327,838
.. Capital increase                    79,633      (17,633)                                              (62,000)
.. Net income
.. Realization of special
    reserve for dividends                                                               (10,602)
.. Constitution of profit
    reserv for expansion                                                                                 44,314
Appropriation of net income
    for the year
.. Legal reserve                                                 3,289
.. Interest on shareholders'
    equity
.. Dividends
                                     -------      -------     -------     --------      -------        --------
BALANCES AT DECEMBER 31, 2002        324,666      178,062      23,795                     8,655         310,152
                                     =======      =======     =======     ========      =======        ========

                                    -----------   ---------
                                     RETAINED
                                     EARNINGS       TOTAL
                                     --------    ---------

BALANCES AT DECEMBER 31, 2000         276,966      770,081
.. Capital increase                    (59,353)
.. Net income                           59,889       59,889
.. Realization of unrealized
    profits reserves                   94,228
.. Special reserve for
    dividends                         (19,257)
.. Constitution of profit
    reserve for expansion            (327,838)

Appropriation of net income
   for the year
.. Legal reserve                        (2,994)
.. Interest on shareholders'
   equity                             (20,782)     (20,782)
.. Dividends                              (859)        (859)
                                      -------       -------

BALANCES AT DECEMBER 31, 2001                      808,329
.. Capital increase
.. Net income                           65,774       65,774
.. Realization of special
    reserve for dividends                          (10,602)

.. Constitution of profit
    reserv for expansion               44,314

Appropriation of net income
    for the year
.. Legal reserve                        (3,289)
.. Interest on shareholders'
    equity                            (17,000)     (17,000)
.. Dividends                            (1,171)      (1,171)
                                      -------      -------

BALANCES AT DECEMBER 31, 2002                      845,330
                                      =======      =======

  The accompanying notes are an integral part of these consolidated financial statements

                       TELE CELULAR SUL PARTICIPACOES S.A.
                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                     YEARS ENDED DECEMBER 31, 2002 AND 2001
                              IN THOUSAND OF REAIS

                                                                                       COMPANY              CONSOLIDATED
                                                                                 --------------------   --------------------
                                                                                   2002         2001     2002         2001
                                                                                 --------      ------   -------      -------
FINANCIAL RESOURCES WERE PROVIDED BY:
Operations
   Net income                                                                     65,774      59,889     65,774       59,889
   Items not affecting working capital
      Depreciation and amortization                                                1,793       1,706    201,763      181,950
      Exchange and monetary variations and interests on long-term receivable        (158)     (1,787)
      Exchange and monetary variations and interests on long-term liabilities                            12,992       12,519
      Provision for contingencies                                                     95          40      2,858        4,578
       Equity result                                                             (62,265)    (62,580)     4,288        1,888
      Net book value of property, plant and equipment disposed                         1                  2,171          883
      Pension plan contributions                                                     594         107        594           65
      Minority interests                                                                                  9,895       10,979
      Gain (loss) on investments                                                    (753)        255       (753)
      TIMNET non-consolidation effects                                                                                (4,736)
Shareholders
      Dividends and interest on shareholders' equity                                          21,641
Third parties
      Increase of long-term liabilities                                                                  18,343       23,436
      Transfer form long-term receivable to current assets                         6,615      26,526     52,195       19,093
                                                                                 -------     -------    -------      -------
TOTAL RESOURCES PROVIDED                                                          11,696      45,797    370,120      310,544
                                                                                 -------     -------    -------      -------
FINANCIAL RESOURCES WERE USED FOR:
Long-term receivables
      Subsidiaries                                                                 6,275
      Deferred and recoverable taxes                                                 374          50     16,534       19,614
      Judicial deposits                                                                                     240          225
      Marketable securities                                                                               7,705
      Others                                                                          39                    242        1,168
Permanent assets
      Investments                                                                             10,686        926       11,100
      Property, plant and equipment                                                                3     64,512      101,684
      Deferred chargesDiferido                                                                   413      3,227       45,615
Dividends and interests on shareholders' equity                                   28,773      21,641     28,773       21,641
Transfer from long-term liabilities to current                                        75                248,566       17,818
                                                                                 -------     -------    -------      -------
TOTAL RESOURCES USED                                                              35,536      32,793    370,725      218,865
                                                                                 -------     -------    -------      -------
INCREASE (DECREASE) IN WORKING CAPITAL                                           (23,840)     13,004       (605)      91,679
                                                                                 =======     =======    =======      =======
CHANGES IN WORKING CAPITAL

WORKING CAPITAL AT THE END OF THE YEAR
      Current assets                                                              18,859      36,719    701,268      376,197
      Current liabilities                                                         47,005      41,025    497,157      171,481
                                                                                  ------     -------    -------      -------
                                                                                 (28,146)     (4,306)   204,111      204,716
LESS WORKING CAPITAL AT THE BEGINNING OF THE YEAR                                 (4,306)    (17,310)   204,716      113,037
                                                                                 -------     -------    -------      -------
INCREASE (DECREASE) IN WORKING CAPITAL                                           (23,840)     13,004       (605)      91,679
                                                                                 =======     =======    =======      =======

       The accompanying notes are an integral part of these consolidated financial statements

                          NOTES TO FINANCIAL STATEMENTS

         (A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF THE ORIGINAL NOTES TO THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING PRACTICES ORIGINATING FROM BRAZILIAN CORPORATION LAW)

         DECEMBER 31, 2002 AND 2001
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
         -----------------------------------------------------------------------

         OPERATIONS

(a)      HISTORY

         Tele Celular Sul Participacoes S.A. ("the Company") was incorporated in accordance with article 189 of Law 9472/97 - General Telecommunications Law and based on Decree 2546/98 as of April 14,1998, as a result of the split-up of Telecomunicacoes Brasileiras S.A. approved at the Meeting of Shareholders held on May 22, 1998.

         The Company is a listed company directly controlled by Bitel Participacoes S.A., which holds 52.06% of the voting capital and 20.679% of the total capital.

(b)      HISTORY

         On December 26, 2002, the Board of Directors approved the corporate reorganization, which was previously approved by the Extraordinary General Meeting held at November 19, 2002, in which all shares issued by Telesc Celular S.A. and CTMR Celular S.A., previously owned by Tele Celular Sul Participacoes S.A., were fully transferred to Telepar Celular S.A.

         The corporate restructuring was performed in order to achieve the following, among others: i) operational integration between the subsidiaries, which will allow the sharing of the knowledge of the businesses and consequent costs reduction; ii) concentration of the shares liquidity of the subsidiaries in one only public company generating a benefit to all shareholders.

         The restructuring process was performed through out the change of Telesc Celular S.A. and CTMR Celular S.A. shares by shares issued by Telepar Celular S.A., resulting in a capital increase on Telepar of R$578,959 as well as the ownership of Telesc and CTMR being assumed by Telepar. Telesc and CTMR were turned fully subsidiaries of Telepar. The new shares issued by Telepar as a result of the capital increase, were given to the shareholders of Telesc and CTMR.

(c)      COMPANY SUBSIDIARIES

         As a result of the corporate restructuring process, the Company has obtained the ownership control of Telepar Celular S.A., acting in an integrated way with its subsidiary, and their operational and administrative costs are allocated based on the proportion of the befits generated. The Company has also participation in the affiliated company TIMNET.COM S.A.

         Up to November 30, 2002, the Company, besides Telepar Celular S.A., had the ownership of Telesc Celular S.A. and CTMR Celular S.A, being its control transferred to Telepar Celular S.A., as described in item "b" above.

         The subsidiary Telepar Celular S.A. is a provider of mobile telephony services in the states of Parana (except for Londrina and Tamarana), under concessions granted by the Federal Government, which expires on September 3, 2007, and may be subsequently renewed for additional 15 years period by the conceding authority.

         TIMNET.COM S.A. was created on July 13, 2000, in order to provide internet access and related services to end users, internet hosting and other services, webdesigning, information technology and data processing services, and information technology and telecommunications consulting and technical support. At December 31, 2002 the participation of the Company in TIMNET.COM S.A. was 20% and is recorded as investment in affiliated companies. The TIMNET.COM S.A. financial statements were not consolidated into Tele Celular Sul Participacoes S.A., since the Company has no direct influence over TIMNET administration.

(d)      TECHNOLOGICAL PLATFORM

         The Company and its subsidiaries are developing studies to offer mobile phones that operate in the GSM technology, in addition to the services currently offered in the TDMA technology, increasing its services portfolio to clients.

         2        PRESENTATION OF THE FINANCIAL STATEMENTS

(a)      BASIS OF PREPARATION AND DISCLOSURE

         The parent company and consolidated financial statements were prepared in accordance with accounting principles determined by Brazilian corporate legislation and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), and the rules applicable to the telecommunication utilities.

         Tele Celular Sul Participacoes S.A. is a listed company and has American Depositary Receipts traded on the New York Stock Exchange. Based on that it is subjected to the rules of Security and Exchange Commission (SEC) and shall also prepare financial statements based on accounting principles generally accepted in the United States of America (US GAAP). Within the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais, in Portuguese and in English.

(b)      CONSOLIDATED FINANCIAL STATEMENTS

         The consolidated financial statements include the consolidated assets and liabilities of the Company and its subsidiary, and the results of operations occurred during January to November from Telesc Celular

         S.A. and CTMR Celular S.A., as well as, the results of operations related to the 2002 year from Telepar Celular S.A, as described in the restructuring process in Note 1.

         Description of main consolidation procedures:

         I. Elimination of assets and liabilities balances between the consolidated subsidiaries;

         II. Elimination of investments, reserves and retained earnings of the subsidiaries;

         III. Elimination of revenues and expenses generated by transactions between the companies;

         IV. Disclosure of the minority interest participation in the financial statements.

         3        SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

         The significant accounting principles adopted in the preparation of the financial statements of the Company and its subsidiary are consistent with those in preceding periods and are summarized below:

(a)      MARKETABLE SECURITIES

         Represent temporary investments to be held up to the due dates not superior to one year, and are recorded at cost, as current and long term assets, plus interest incurred up to the balance sheet date.

(b)      TRADE ACCOUNTS RECEIVABLE

         Represent services and products billed to customers, services rendered to customers up to the balance sheet date and not yet billed, as well as amounts from the usage of the telecommunication networking.

         The allowance for doubtful accounts is recorded based on a periodic review by management which takes into consideration the customer base profile, the aging of overdue accounts and the overall economic environment, and in an amount considered sufficient to cover estimated losses on realization.

(c)      INVENTORIES

         Represent, basically, the handset equipment and are stated at purchase cost net of provisions for reduction to market value, when applicable.

(d)      INVESTMENTS

         Represent the permanent investments in subsidiary and affiliated company. The ownership in the subsidiary and affiliated is recorded based on equity method. The accounting practices adopted by the subsidiary and affiliated company are consistent to the ones adopted by the Company. Other investments are stated at cost, net of provision for reduction to market value, when applicable.

(e)      PROPERTY, PLANT AND EQUIPMENT

         These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets.

         Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

         The Company's management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in order to record an impairment allowance for such assets.

(f)      DEFERRED CHARGES

         Represent expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Maintenance and training costs are expenses as incurred.

(g)      INCOME TAX AND SOCIAL CONTRIBUTION

         These are calculated and recorded based on the effective tax rates prevailing on the date of the financial statements. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Based on the Brazilian Tax Legislation, the fiscal losses related to income taxes and negative social contribution bases have no prescription time, and may be used to compensate future taxable income up to a limit of 30% of such taxable income.

         Based on the business plan for the next years and on the restructuring process implemented during 2002, as described in Note 1, management expects the deferred tax credit recorded by the subsidiary Telepar Celular S.A. be realized in 4 years.

(h)      FOREIGN CURRENCY TRANSACTIONS

         Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(i)      PROVISION FOR CONTINGENCIES

         The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover losses and risks classified as probable.

(j)      REVENUE RECOGNITION

         Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(k)      FINANCIAL INCOME (EXPENSES)

         Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(l)      EMPLOYEES' BONUS PERFORMANCE PREMIUM

         As the operating targets are met, the Company records a provision for employees bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as "general and administrative expenses".

(m)      PENSION PLAN - ACTUARIAL GAINS AND LOSSES RECOGNITION

         Beginning this fiscal year, the Company is has been recognizing the adjustments of its actuarial liabilities in the income statements, based on either for a five year period or the lower between the period of service or remaining life of the employees.

         The actuarial gains and losses related to the pension plans financed by the Company are recognized based on the highest value between 10% of the present value of the actuarial liability and 10% of the fair value of the plan assets.

(n)      MINORITY INTEREST

         The minority interest corresponds to the interest of the minority shareholders in the subsidiaries.

(o)      USE OF ESTIMATES

         The preparation of financial statements in accordance with accounting principles under Brazilian Corporate Law requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(p)      NET INCOME PER THOUSAND SHARES

         These amounts are calculated based on the number of outstanding shares the balance sheet date.

         4        MARKETABLE SECURITIES

         These are financial investments through Banco do Brasil S.A., in Federal Government securities and banking deposits certificates (CDB), with due date between 2003 and 2005, with average interest between 99.5% to 100% of the Interbank Deposit Certificate (CDI) rate.

5        TRADE ACCOUNTS RECEIVABLE

                                                                        CONSOLIDATED
                                                                     --------------------
                                                                       2002        2001
                                                                     --------    --------
Services billed                                                        35,040      39,161
Services to be billed                                                  35,649      29,222
Use of network                                                         35,872      31,950
Sales of products                                                      65,773      55,381
                                                                     --------    --------

                                                                      172,334     155,714

Allowance for doubtful accounts                                        (6,533)     (6,852)
                                                                     --------    --------

                                                                      165,801     148,862
                                                                     ========    ========

ACCOUNTS RECEIVABLE AGING LIST                                         2002        2001
                                                                      -------     -------
Falling due                                                           147,773     131,026
Due up to 60 days                                                      16,029      15,710
Due over 60 days                                                        8,532       8,968

Aiming to estimate the allowance for bad debt value, management analyses the accounts receivable from the Company and subsidiary, especially in relation to the due amounts, considering the recovering probability based on customers type and age of due amounts. The changes in the allowance for doubtful accounts were as following:

                                                                         2002       2001
                                                                        ------     ------
Beginning balance                                                        6,852     12,733
Provision debited as selling expenses                                        -        130
Writing-offs against the provision                                        (319)    (6,011)
                                                                         -----     ------
Ending balance                                                           6,533      6,852
                                                                         =====     ======

6        INVENTORIES

                                                                          CONSOLIDATED
                                                                       ------------------
                                                                          2002       2001
                                                                       --------    -------
New handsets, accessories, cards and kits                               15,726     21,094
Used handsets                                                            1,140      2,619
Provision for realization value adjustment                              (1,293     (1,857)
                                                                        ------     ------

7        RECOVERABLE TAXES - CURRENT AND LONG-TERM

                                                          PARENT COMPANY                     CONSOLIDATED
                                                     ------------------------         ---------------------------
                                                        2002            2001              2002         2001
                                                     ---------       --------         -----------   -------------
RECOVERABLE TAXES
  Income taxes
   Prepayments                                             -                -            16,392            4,600
   Withholding tax on financial investments              661              389             6,694            5,817
   Withholding tax on interest over
     shareholders' capital                               753            4.511               856            4,621
Social contribution
   Prepayments                                             -                -             7,553            1,828
VAT State (ICMS)                                           -                -            15,558           19,255
                                                       -----            -----            ------           ------
Total deferred and recoverable taxes                   1,414            4,900            47,053           36,121
                                                       =====            =====            ======           ======

Current                                                1,414            4,900            42,386           30,853
Long-term                                                  -                -             4,667            5,268

8        DEFERRED TAXES - CURRENT AND LONG-TERM

                                                          PARENT COMPANY                    CONSOLIDATED
                                                     ------------------------         ---------------------------
                                                        2002           2001              2002              2001
                                                     ---------       --------         -----------        --------
DEFERRED TAXES
  Tax loss carryforwards                               6,696                -            64,771           76,151
  Timing differences
   Exchange variations                                     -                -             7,413            6,456
   Allowance for bad debt                                  -                -             3,055            2,999
   Goodwill amortization                                   -                -             7,031              921
   Provision for contingencies                            46               13             3,043            2,070
   Employees bonus performance premium                 1,178            1,522             1,442            1,983
   Provision for pension plan                            963              761               963              761
   Provision for reduction to market value of
     inventories                                           -                -               439              630
   Tax benefit related to goodwill paid on
     privatization                                         -                -           141,106          166,359
                                                       -----            -----           -------          -------

                                                       8,883            2,296           229,263          258,330
                                                       =====            =====           =======          =======

Current                                                7,874            1,522            44,590           22,344
Long-term                                              1,009              774           184,673          235,986

         At December 31, 2002, the Company and its subsidiary Telepar Celular S.A. had consolidated operating loss carry-forwards totaling R$190,618 and R$190,721 for income tax and social contribution purposes, respectively. The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies' future taxable income in given year.

         The tax benefit related to goodwill paid on privatization is related to the future tax benefit arisen from de restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to the operating subsidiaries. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2008. The goodwill amortization was recorded as "other operating expenses, net". As of December 31, 2002, R$27,029 (R$26,961) related to such goodwill were realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalizations. (see note 18-b).

         Based on projections made by the Company, the deferred tax assets (long term) will be realized as follows:

                                                          PARENT COMPANY                    CONSOLIDATED
                                                     -------------------------        ---------------------------
                                                       2002              2001             2002             2001
                                                     --------          -------        ---------          --------
2003                                                       -              774                 -           29,708
2004                                                   1,009                -            57,403           56,171
2005                                                       -                -            39,897           39,897
2006                                                       -                -            41,866           41,866
2007em diante                                              -                -            45,507           68,344
                                                       -----              ---           -------          -------
                                                       1,009              774           184,673          235,986
                                                       =====              ===           =======          =======

9        RELATED PARTIES TRANSACTIONS

                                                                        PARENT COMPANY X SUBSIDIARIES
                                                            -------------------------------------------------------
                                                              TELEPAR          TELESC          CTMR
                                                            CELULAR S.A.    CELULAR S.A.    CELULAR S.A       TOTAL
                                                            ------------    ------------    -----------       -----
ASSETS

Dividends and interest over shareholders' equity
   2001                                                            -          18,523              -          18,523

Loans - long-term assets
   2002                                                        3,150               -              -           3,150
   2001                                                           29           3,045            102           3,176

OTHER INFORMATION

Financing revenues

   2002                                                        3,273             240             28           3,541
   2001                                                        4,243           1,589            110           5,942

Financing expenses
   2002                                                          (29)            (41)             -             (70)
   2001                                                         (364)            (17)             -            (381)

Administrative services distributed
   2002                                                       39,960          33,579          1,427          74,966
   2001                                                       27,871          24,308          1,050          53,229

                                      ------------------------------------------------------------------------------
                                       TELE                          TIM
                                     NORDESTE         MAXITEL      CELULAR
                                      PARTIC.        CELULAR      CENTRO SUL    TIM BRASIL
                                       S.A.            S.A.          S.A.          S.A.       TIMNET        TOTAL
                                      ------------------------------------------------------------------------------
ASSETS

  Loans - Current
  2002                                   -               -             31          141           -           172
  2001                                  76               -              -            -           -            76

Other receivables
   2002                                 47             244              -            -           -           291

LIABILITIES

  Loans
  2002                                   -               -              -          527          26           553
  2001                                   -               -              -        1,356                     1,356

  Other liabilities
  2002                                  54              51              -            -         162           267
  2001                                   -               -              -            -       2,020         2,020

OTHER INFORMATION

  Financing revenues
  2002                                   -               -            137           10           -           147
  2001                                   -           1,324            164           45           -         1,533

  Other revenues
  2002                                 606             355              -            -           -           961

 COST OF SERVICES - SELLING EXPENSE

  2002                                (530)           (435)             -            -      (1,025)       (1,990)
  2001                                   -               -              -            -      (1,542)       (1,542)

The Company operates in an integrated way with its subsidiary and the normal costs of their operational and administrative structure are allocated to the subsidiary based on the proportion of the benefits generated, which amounts are demonstrated as administrative services distributed. In the Company's income statements, such amounts are allocated in different expenses and costs accounts.

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

10       JUDICIAL DEPOSITS (CONSOLIDATED)

At December 31, 2002, the judicial deposits of R$11,148 (R$10,908 - 2001), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisor opinion, believes that will win this cause; therefore it did not constitute a contingency reserve for this amount.

11       INVESTMENTS

                                                                                      2002                 2001
                                                                                    -------              -------
Investments
   Subsidiary                                                                       848,960              782,242
   Affiliated                                                                        10,179               13,712
   Other                                                                             13,031               14,975
                                                                                    -------              -------

                                                                                    872,170              810,929
                                                                                    =======              =======

a) INFORMATION OF INVESTMENTS IN THE SUBSIDIARIES

                     UP TO NOVEMBER 30, 2002                                       SUBSIDIARIES
                                                                   ---------------------------------------------
                                                                   TELEPAR            TELESC              CTMR
                                                                   CELULAR           CELULAR             CELULAR
                                                                      S.A.             S.A.               S.A.
                                                                  ---------         ---------          ---------
Number of shares (in thousands)

Common                                                            2,384,367         1,013,834             94,192

Preferred                                                         1,852,808         1,517,372            112,554

Interest in the capital                                               73.57%            83.55%             78.55%

Shareholders' equity at November 30, 2002                           306,383           670,307             27,743

Income (loss) from January 1 to November 30, 2002                    (4.323)           82,519             (1,549)

PERIOD FROM DECEMBER 1 TO DECEMBER 31, 2002

                                                                                                      SUBSIDIARY
                                                                                                     ------------
                                                                                                        TELEPAR
                                                                                                        CELULAR
                                                                                                          S.A.
Number of shares (in thousands)

Common                                                                                                 6,539,044

Preferred                                                                                              8,024,973

Interest in the capital                                                                                    80.79%

Shareholders' equity at December 31, 2002                                                              1,008,548

Income from December 1 to December 31, 2002                                                                2,003

b) CHANGES IN THE INVESTMENTS IN THE SUBSIDIARIES


                                                                                SUBSIDIARIES
                                                           ------------------------------------------------------
                                                             TELEPAR          TELESC                     CTMR
                                                           CELULAR S.A.     CELULAR S.A.              CELULAR S.A.
                                                           ------------     ------------              ------------
Investment at 12/31/2001                                      244,863          513,589                    23,790

Equity result                                                  (3,181)          68,947                    (1,217)

Adjustment in the social contribution rate related to
  the goodwill reserve                                         (1,185)          (2,897)                      (70)

Goodwill in the Telesc Celular capitalization                       -             (945)
                                                              -------         ---------                  -------

Investment at 11/30/2002                                      240,497          578,694                    22,503

Change of Telesc and CTMR shares                              601,197         (578,694)                  (22,503)

Equity result from Telepar from December 1 to December
  31, 2002                                                      2,003                -                         -

Reversal of social contribution rate adjustment                 4,152                -                         -

Goodwill in the CTMR investment                                 1,111                -                         -
                                                              -------         --------                   -------

Investment at 12/312002                                       848,960                -                         -
                                                              =======         ========                   =======

As a result of the restructuring process described in Note 1-b, the ownership of Telesc Celular S.A. and CTMR Celular S.A. was transferred to Telepar Celular S.A. as of December 26, 2002. Based on that, the equity result of the Company was calculated from January 1 to November 30, 2002 for Telepar Celular S.A., Telesc Celular S.A., and CTMR Celular S.A, and for the period between December 1 to December 31, 2002, for Telepar Celular S.A. only, since that subsidiary recorded equity result for the new subsidiaries Telesc and CTMR. The beginning investment was calculated based on an appraisal report specially prepared for the balance sheet at November 30, 2002, as determined by the Brazilian Corporate Law.

12       PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

                                                                               2002       2001
                                                  -----------------------------------   ---------
                                                                ACCUM.                                ANNUAL
                                                    COST     DEPRECIATION       NET        NET     DEPRECIATION %
                                                  --------  --------------   --------   ---------  --------------
Switching equipment                                231,391    (102,335)      129,056     146,560       14,29

Transmission equipment                             825,456    (459,956)      365,500     462,403       14,29

Terminals, energy equipment, furniture,
  tools and instruments                             80,956     (42,978)      37,978      45,996         10,00

Leasehold improvements                              12,717      (8,147)       4,570       6,668         33,33

Towers, posts, support and protection devices       53,331     (10,385)      42,946      41,557          4,00

Rights to use software and technology
   equipment                                        71,059     (30,781)      40,278      32,106         20,00

Buildings                                           26,882     (10,352)      16,530      17,879          4,00

Vehicles                                             2,447      (1,863)         584         807         20,00

Land                                                 3,135           -        3,135       3,120
                                                 ---------    --------       ------     -------

Assets and installations in use                  1.307,374    (666,797)     640,577     757,096

Construction in progress                            15,372           -       15,372      18,479
                                                 ---------    --------       ------     -------

                                                 1,322,746    (666,797)     655,949     775,575
                                                 =========    ========      =======     =======

         (a) INTEREST CAPITALIZATION

         During Fiscal-Year 2002, it was capitalized in Property, Plant and Equipment an amount of R$646 (R$4,148 in 2001) related to financing of debt transactions contracted to finance certain assets in construction.

         (b) LEASES

         The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. During 2002 the consolidated lease expenses under those agreements were R$3,914 (R$4,720 in 2001).

         (c) RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT

         As described in Note 1, the Company and its subsidiaries plan the implementation of the GSM technology in their networking, in addition to the actual TDMA technology. The implementation studies of this new technology, including investments plans, are still in process. During 2002 and 2001, none adjustment to the Company's assets was considered necessary, as a result of the introduction of the new GSM technology.

13       LOANS AND FINANCING (CONSOLIDATED)

                                                              CONSOLIDATED

                                                                                             CONSOLIDATED
                                                                                       -------------------------

                                                                                         2002              2001
                                                                                       --------          --------
FOREIGN CURRENCY - UNITED STATES DOLLARS

SUPPLIERS: subjected to exchange variation and interest from
  6.61% to 7.30% p.a.. These transactions were swapped to CDI.                            2,482            5,519

EXIMBANK: direct financing with the Export and Import Bank
  of the United States (EXIMBANK), equivalent to US$40,850,
  subject to exchange variation and interest of 7.03% p.a..
   The loan was swapped to CDI.                                                          39,134           54,312
                                                                                        -------          -------

                                                                                         41,616           59,831
                                                                                        -------          -------

LOCAL CURRENCY

BNDES (BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL):
  72% of such debt is updated based on TJLP (a long term index -
  10% p.a.) plus of 4% p.a. and the remaining 28% is updated based on the exchange variation UMBNDES, plus quarterly variation a mix of indexes (8.67% p.a), plus spread of 4% p.a.. The financing based
  on the mix of indexes was subjected to a swap based on CDI                             69,355           65,695
                                                                                        -------          -------

                                                                                         69,355           65,695
                                                                                        -------          -------

Loans and financing                                                                     110,971          125,526
                                                                                        =======          =======

Current                                                                                  38,052           21,987
Long-term                                                                                72,919          103,539

MATURITY DATES
                                                                                      2002                 2001
                                                                                     ------              -------
2003                                                                                      -               34,992
2004                                                                                 37,704               35,442
2005                                                                                 17,724               16,847
2006                                                                                 17,108               16,258
2007                                                                                    383                    -
                                                                                     ------              -------
                                                                                     72,919              103,539
                                                                                     ======              =======

         The loan agreements with BNDES present some covenants over some liquidity ratios. The company complies with all required covenants.

         The parent company endorsed the debt agreements guaranteeing these transactions.

14       DEBENTURES

         In October 2000 it was issued 20,000 debentures, non-convertible in stock, due in 2003, with interest equal to 102.7% of the Brazilian Interbank Rate, due in a semester basis, with final due date at October

         2, 2003. This issuance also presents some covenants whose the company complies. It also has as a guarantee the parent Company endorsement.

         The debenture issuance expenses of R$1,670 were registered as Other Assets - Current Assets and Long Term Assets, and are being amortized over a period of 36 months, since the debentures issuance date. At December 31, 2002 the balance registered in this account was R$451.

15       TAXES AND CONTRIBUTIONS PAYABLE - CURRENT AND LOG-TERM


                                                             PARENT COMPANY                 CONSOLIDATED
                                                        -----------------------        -----------------------

                                                         2002            2001           2002             2001
                                                        ------          ------         ------           ------

Income tax                                                 -              10               747               10
Social contribution                                        -              48                74               48
ICMS                                                                       -           106,035           75,183
PIS                                                        8             139             1,928              825
COFINS                                                    12             641             6,659            3,804
Fistel fee                                                 -               -             1,085            1,003
FUST                                                       -               -               397              376
FUNTTEL                                                    -               -               199              188
Other                                                      -              16                27               84
                                                          --             ---           -------           ------

                                                          20             854           117,151           81,521
                                                          ==             ===           =======           ======

Current                                                   20             854            42,958           20,794
Long-term                                                  -               -            74,193           60,727

MATURITY DATES
                                                                                          2002             2001
                                                                                        -------           ------
2003                                                                                          -           11,616
2004                                                                                     23,968           21,791
2005                                                                                     29,773           27,070
2006                                                                                     18,363              250
2007                                                                                      2,089                -
                                                                                         ------           ------

                                                                                         74,193           60,727
                                                                                         ======           ======

         The subsidiary Telepar Celular S.A. has a tax benefit of postponing 48 months the ICMS (State VAT) to be paid, which is updated based on UPF/PR, which in 2002 was of 9.989% (5.1204% in 2001). This benefit was given by the Parana State government in a program called "Programa Parana Mais Emprego".

16       PROVISION FOR CONTINGENCIES

         The provision for contingencies can be comprised as follows:

                                                             PARENT COMPANY                    CONSOLIDATED
                                                         ---------------------            ----------------------
                                                         2002             2001             2002             2001
                                                         ----             ----            -----            -----
Labor                                                     84               40             2,268            2,396
Fiscal                                                     -                -                30              100
Civil                                                     51                -             6,653            3,599
                                                         ---               --             -----            -----

                                                         135               40             8,951            6,095
                                                         ===               ==             =====            =====

         There is no provision accrued for all those cases in which the Company's legal advisors believe that the Company is going to succeed, including the lawsuit questioning the ICMS (VAT State) as mentioned in
         Note 10.

         LABOR CLAIMS

         The provision for labor claims represents management's estimate of probable losses in relation to the various suits filed by former employees.

         FISCAL CLAIMS

         The provision for civil claims represents different interpretation by the Fiscal Law, in which management estimates the tax authorities can obtain success.

         CIVIL CLAIMS

         The provision for civil claims represents claims filed by former customers in connection with billing disputes.

         17       PENSION PLANS

         The Company sponsors private pension and medical plans to part of its employees, as follows:

         (A) PBS TELE CELULAR SUL AND PAMA - TELE CELULAR SUL

         Since January, 2000 the Company and its subsidiary sponsor a defined benefit retirement pension plan - Plano PBS Tele Celular Sul, covering approximately 25% of the Company employees. In addition to supplementary pension payments, the plan offers medical assistance (PAMA - Tele Celular Sul) to retirees and their dependents, under a shared cost system. Contributions to the plans (PBS Tele Celular Sul e
         PAMA) are determined based on actuarial studies prepared by independent actuaries, in accordance with current Brazilian rules. The costing method used is the capitalization method, and the sponsor contribution is equal to 13.5% of the payroll of the employees covered by the plan, from which 12% are marked for funding the PBS Tele Celular Sul plan. During 2002, the Company recognized as expenses the amount of R$1,459.

         (B) PBS-A-SISTEL PLAN AND PAMA-SISTEL PLAN

         The Company, together with other companies of the former Telebras System, sponsors private pension and medical plans to retirees, managed by Fundacao

         Sistel de Seguridade Social - SISTEL. Up to December 1999, all companies sponsoring Sistel-managed plans were jointly responsible for all plans then in place. On December 28, 1999, the sponsors of Sistel-managed plans reached an agreement to create individual company pension plans, maintaining joint responsibility for only those employees who were participants as of January 31, 2000. This led to a proposal for a restatement of the Sistel By-Laws and Regulations, which was approved by the Supplementary Pension Department on January 13, 2000.

         The post-retirement health care benefits (PAMA-Sistel) and the social security plan (PBS-A-Sistel) are multi-employer defined benefit plans. The contributions of the Company and its subsidiaries are not segregated or restricted in the plan accounts to identify the assets and obligations relating to the Companies. The Company and its subsidiaries are also jointly liable for the total liabilities of the plans.

         (C) PBT-TELEPAR PLAN AND PAMEC-TELEPAR PLAN

         Telepar Celular S.A. also sponsors a defined benefit plan and a health care plan to the retirees of its predecessor (Telecomunicacoes do Parana S.A.), previously sponsored by such predecessor, which are administrated by SISTEL. At May 1998, Telepar Celular S.A. became a sponsorship of a Defined Benefit Plan - PBT (Plano de Beneficio Telepar), the Supplementary Medical Plan (PAMEC) and the Agreement for Management of Pension Payments to Retirees and Pensioners - Telepar, because of the split-off from the Telebras System.

         The costs related to the PBT - Telepar plan are in the capitalized system and the company contributions represent 10% over the payroll of the employees that contribute to the plan.

         The contributions to the PAMEC plan and Agreement for Management were fully paid in July 1998, through a single funding payment.

         (d) TIMPREV

         The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebras system, under the administration of the Fundacao Sistel de Seguridade Social - Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998, as described in items a, b and c above..

         Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebras System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

         In this sense, on November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV, in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

         It should be pointed out that the migration to the new plan is optional and that it could be exercised up to January 29, 2003 for purposes of total use of the bonus offered as incentives, which result from the exceeding amounts of the prior benefits plan.

         With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit).

         As an extension of the migration process commented above, it should be mentioned that, as it occurs, the risk of the sponsor in relation to eventual actuarial deficits decreases, due to the characteristics of the defined contribution plans.

         In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

            -        Regular retirement pension

            -        Anticipated retirement pension

            -        Invalid (disability) pension

            -        Deferred proportional benefit

            -        Death pension

         Below it is demonstrated the actuarial status of the liabilities related t the pension and medical plans, as of December 31, 2002, in accordance with the rules specified by NPC-26 issued by IBRACON, approved by the Deliberacao 371 issued by CVM, which are been recognized by the Company income statement over a 5 years period.

         RECONCILIATION BETWEEN ASSETS AND LIABILITIES AT 12/31/2002 (PARENT COMPANY)

                                                                                                 PLAN
                                                                                        ------------------------
                                                                                        EFFECTS TO BE RECOGNIZED
                                                                                                   PBS
                                                                                                --------
1. Present value of the actuarial obligations with coverage                                      36,179
2. Present value of the actuarial obligations with non coverage                                       -
                                                                                                -------
3. Present value of the actuarial obligations                                                    36,179
4. Plan assets at fair value                                                                    (33,601)
                                                                                                -------
5. Present value of actuarial obligations in excess of the assets at fair value                   2,578
     (3 - 4)
6. Actuarial (Gains) losses not recognized                                                          (41)
                                                                                                -------
7. Actuarial Liabilities (Assets), net (5-6)                                                      2,619

EXPENSES TO BE RECOGNIZED IN 2002 (PARENT COMPANY)


                                                                                    Plan
                                                                           ------------------------
                                                                           Effects to be recognized
                                                                                     PBS
                                                                                    -----
1. Service cost (including interest)                                                1,685
2. Interest over actuarial obligations                                              3,035
3. Expected return on assets                                                        3,550
4. Amortizations costs                                                                  -
                                                                                    -----
5. Total expenses to be recognized (1 + 2 - 3 + 4)                                  1,170
6. Contributions during the year                                                      647
                                                                                    -----
7. Total expense recognized during the year (5 - 6)                                   523

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

RECONCILIATION BETWEEN ASSETS AND LIABILITIES AT 12/31/2002(CONSOLIDATED)

                                                                                PLANS

                                                                        EFFECTS TO BE RECOGNIZED

                                                                                CONVENIO DE
                                                                PBS -         ADMINISTRACAO -
                                           PBS               ASSISTIDOS          SUBMASSA 03           PAMEC               PBT
                                        --------             ----------       ---------------        --------           ---------
1. Present value of the actuarial
     obligations with coverage            43,660                2,305                 734               130                1,985
2. Present value of the actuarial
     obligations with non coverage             -                    -                   -                 -                    -
                                        --------                -----             -------             -----              -------
3. Present value of the actuarial
     obligations                          43,660                2,305                 734               130                1,985
4. Plan assets at fair value             (40,548)               2,880              (1,336)             (110)              (3,049)
                                        --------                -----             -------             -----              -------
5. Present value of actuarial
    obligations in excess of the
    assets at fair value (3 - 4)           3,112                 (575)               (602)               20               (1,064)

6. Actuarial (Gains) or losses
     not recognized                         (382)                (318)             (1,458)              (24)                (354)
7. Other                                       -                    -                   -                33                    -
                                        --------                -----             -------             -----              -------
8. Actuarial Liabilities /
     (Assets) net                          3,494                 (257)                856                11                 (710)


         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

         EXPENSES RECOGNIZED IN 2002 (CONSOLIDATED)

                                                                                   PLANS

                                                                           EFFECTS TO BE RECOGNIZED

                                                                                   CONVENIO DE
                                                                   PBS -         ADMINISTRACAO -
                                                      PBS       ASSISTIDOS          SUBMASSA 03           PAMEC               PBT
                                                   --------     ----------       ---------------        --------             -----
1. Service cost (including interest)                  2.095            -                   -                 2                 22
2. Interest over actuarial obligations                3.995          234                  80                15                204
3. Expected return on assets                          4.672          323                 189                14                344
4. Amortizations costs                                    -            -                 (60)                8                  -
                                                   --------        -----             -------             -----               ----
5. Total recognized expense (1 +2 - 3 +4)             1,418          (89)               (169)               11               (118)
6. Expected contributions for next year                 794            -                   -                 -                 16
                                                   --------        -----             -------             -----               ----
6. Total expense/revenues recognized (5 - 6)            624          (89)               (169)               11               (134)

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

         ACTUARIAL PREMISES


Discount rate of the actuarial obligation:                     11.30% p.a.
Expected return rate over the plan assets:                     14.45% p.a.
Index of estimated salary increase:                             8.15% p.a.
Index of estimated benefit increase:                            5.00% p.a.
Biometric table of general mortality:                          UP84 with 1 year
Biometric table of beginning of disability:                    Mercer table of beginning of disability
Expected turnover rate:                                        None
Beginning of retirement probability:                           100% in the first appliance for a benefit in the
                                                                     Plan
Expected inflation rate in long time                           5.00%
Actuarial calculation method                                   Projected unit of credit method

         SUPPLEMENTARY PENSION

         As successor in the partial spin-off of Telecomunicacoes do Parana S.A.
         - TELEPAR, the Company sponsors the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

18       SHAREHOLDER'S EQUITY (PARENT COMPANY)

(a)      CAPITAL

         The Company is authorized to increase its capital, through approval by a shareholders' meeting, up to the limit 700 billion of common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

         The limit to increase the Company's capital will be increased based on approval of an Extraordinary General Meeting, when the capital was fully utilized or when the difference between such limit and the subscribed capital was not sufficient to guarantee the capitalization plan for the year.

         At December 31, 2002, capital was represented by the following shares with out nominal value:

                                                  Common              Preferred            Total
                                                 --------             ---------           --------
Quantity (in million of shares)                  129,358               213,612             342,970
Amount (R$)                                      122,454               202,212             324,666

         The preferred shares have the following advantages:

         I - Preferred shares class A are assured of priority in reimbursement of capital, without premium, and right to receive dividends greater than 10% (ten percent) than the dividends paid to common shares issued by the Company;

         II - Preferred shares class B are assured of priority in reimbursement of capital, without premium, and receiving of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of Company shares;

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

         III - Alternatively, preferred shares can receive dividends representing 3% (three percent) of the equity value of the share, which is greater.

b.       CAPITAL RESERVE - SPECIAL GOODWILL RESERVE

         This reserve was generated by the corporate restructuring approved by the Extraordinary General Meeting in 2000 (see note 8), that represents the goodwill paid by the majority shareholders in the privatization of telecommunication sector.

         A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

c.       LEGAL RESERVE

         Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

d.       DIVIDENDS

         The dividends are being calculated in accordance with the Company's by Laws and with Brazilian Corporate Law.

         According to the Company's by Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income.

STATUTORY MINIMUM DIVIDENDS AT DECEMBER 31, 2002:

                                                                                                           2002
                                                                                                          ------
Net income for the year                                                                                   65,774
(-) Constitution of legal reserve                                                                         (3,289)
                                                                                                          ------

Net restated income                                                                                       62,485
Statutory minimum dividends (25%)                                                                         15,621
                                                                                                          ======

Proposed interest on shareholders'equity                                                                  14,450
Complementary Dividends                                                                                    1,171
                                                                                                          ------
Realization of special reserve for dividends                                                              10,602
                                                                                                          ------
Total dividends and interest on shareholders' equity                                                      26,223
                                                                                                          ======

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

e.       INTEREST ON SHAREHOLDERS' EQUITY

         As suggested by management at December 31, 2002, interest on shareholders' equity, fully added to the dividends, was recorded in accordance with Law No. 9,249/95, Article 9. This amount was recorded net of income tax after the shareholders meeting approval.

         The amount is shown as follows:

                                                                                                           2002
                                                                                                         -------
Interest on shareholders' equity
   Common shares                                                                                           6,412
   Preferred shares                                                                                       10,588
   Withholding tax                                                                                        (2,550)
                                                                                                         -------

Total proposed dividends                                                                                  14,450
                                                                                                         =======

f.       SPECIAL RESERVE FOR DIVIDENDS

         During 2001, the Shareholders Meeting approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$19,257, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

         During 2002, management is proposing "Ad referendum" of the Shareholders Meeting the realization of the special reserve for dividends, in the amount of R$10,602, leaving a remaining portion of R$8,655 to be realized in the future.

g.       INCOME RESERVE FOR EXPANSION

         The remaining balance of the net income, adjusted based on the article 202 of Law 6,404/76, in the amount of R$44,314, is comprising the balance of the income reserve for expansion, as determined by Instruction CVM 59/86, and will be used in the expansion of the Company's networking. Such retention is supported by the Company's investment budge to be approved in the Shareholders Meeting as proposed by management.

h.       EXCESS OF RESERVES

         As determined by article 199 of Law 6,404/76, the Company is proposing to the Shareholders Meeting the capitalization of R$9,000 resulting from the excess of income reserves in relation to the capital.

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

i.       STOCK OPTION PLAN

         Considering the paragraph 3 of article 168 of Law 6,404/76, the Company can deliberate option to acquire shares to its executives, employees and services providers to the Company or subsidiaries, based on a plan approved by the Shareholders Meeting.

         At May 2 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

         i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;

         ii) to make available to key employees certain compensatory arrangements based on market value increase; and

         iii) to align generally the interests of key employees and the interests of shareholders.

         The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company's capital stock on May 2, 2001.

         The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the Sao Paulo Stock Exchange ("Bovespa"), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

         The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

         During 2002 and 2001, no option granted to the Company's key employees was exercised. At December 31, 2002, the closing price per 1,000 preferred shares was set as R$2.74 (R$3.61 - 2001) at the Sao Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the granted date.

         19       NET REVENUES

                                                                                            CONSOLIDATED
                                                                                  -------------------------------
                                                                                     2001                 2001
                                                                                  ---------            ----------
Revenues from telecommunication services
  Subscriptions                                                                     197,307              178,275
  Usage                                                                             409,766              447,071
  Use of network                                                                    341,496              306,811
  Other services                                                                     22,500                8,163
                                                                                  ---------            ---------

                                                                                    971,069              940,320

Sale of products                                                                    174,879              116,026
                                                                                  ---------            ---------

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

Gross revenues                                                                    1,145,948            1,056,346

Deductions from gross revenues
    Taxes                                                                          (214,723)            (187,178)
    Discounts                                                                       (38,307)             (75,825)
    Other                                                                            (1,654)              (1,914)
                                                                                  ---------            ---------

                                                                                   (254,684)            (264,917)
                                                                                  ---------            ---------

                                                                                    891,264              791,429
                                                                                  =========            =========

20       COSTS OF GOODS SOLD AND SERVICES RENDERED

                                                                                           CONSOLIDATED
                                                                                 --------------------------------
                                                                                    2002                  2001
                                                                                 ----------             ---------

Salaries and social contribution charges                                            (8,965)               (8,724)
Third-party services                                                               (17,392)              (12,365)
Interconnection                                                                   (133,213)             (121,761)
Depreciation and amortization                                                     (164,362)             (150,121)
Cost of goods sold                                                                (161,197)             (111,923)
Other                                                                               (1,254)               (1,139)
                                                                                  --------              --------

                                                                                  (486,383)             (406,033)
                                                                                  ========              ========

21       SELLING EXPENSES

                                                                                           CONSOLIDATED
                                                                                 --------------------------------
                                                                                     2002                 2001
                                                                                 ----------            ----------
Salaries and social security charges                                               (20,388)             (22,445)
Third-party services                                                               (94,888)            (106,746)
Allowance for doubtful accounts and provision for losses                           (30,761)             (18,335)
Fistel                                                                             (24,642)             (24,601)
Depreciation and amortization                                                      (13,802)              (8,028)
Other                                                                                 (965)              (1,269)
                                                                                  --------              -------

                                                                                  (185,446)            (181,424)
                                                                                  ========             ========

22       GENERAL AND ADMINISTRATIVE EXPENSES

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

                                                           PARENT COMPANY                     CONSOLIDATED
                                                     ------------------------          -------------------------
                                                       2002             2001              2002            2001
                                                     -------          -------          --------         --------
Salaries and social security charges                 (5,268)          (4,995)          (19,823)         (20,132)
Third-party services                                 (1,980)            (926)          (35,808)         (31,065)
Depreciation and amortization                           (15)             (15)          (21,814)         (14,893)
Other                                                   (56)             (82)           (5,901)          (5,819)
                                                     ------            -----           -------          -------

                                                     (7,319)          (6,018)          (83,346)         (71,909)
                                                     ======           ======           =======          =======

During the year the Company and its subsidiaries paid R$2,389 (R$2,108 - 2001) to the executives.

23       OTHER OPERATING INCOME (EXPENSES), NET

                                                          PARENT COMPANY                     CONSOLIDATED
                                                     ------------------------          -------------------------
                                                       2002             2001              2002            2001
                                                     -------          -------          --------         --------
REVENUES
  Fines charged to customers on overdue
     payments                                                                             3,478            3,702
  Equipment and infra-structure rental                                                    5,560            5,540
  Reversal of provision for reduction to
     market value                                                                           646            8,983
  Dividends prescribed                                 2,208                              4,057                -
  Other                                                1,830              957             6,462            3,618
                                                      ------           ------           -------          -------

                                                       4,038              957            20,203           21,753
                                                      ------           ------           -------          -------

EXPENSES
Taxes and contributions                                 (128)             (88)           (1,226)          (1,068)
Amortization of goodwill                              (1,779)          (1,691)          (27,029)         (26,961)
Provision for contingencies                                -              (40)           (2,533)          (4,578)
Other                                                 (2,084)            (111)           (4,317)          (4,730)
                                                      ------           ------           -------          -------

                                                      (3,991)          (1,930)          (35,105)         (37,337)
                                                      ------           ------           -------          -------

                                                          47             (973)          (14,902)         (15,584)
                                                      ======           ======            ========        =======

24       INCOME TAX AND SOCIAL CONTRIBUTION

         The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution is calculated at the rate of 9% on income before income tax, adjusted in accordance with current tax legislation.

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

         The reconciliation of taxes charged to income for the year is as follows:

                                                          PARENT COMPANY                     CONSOLIDATED
                                                     ------------------------          -------------------------
                                                       2002             2001             2002             2001
                                                     -------          -------          --------         --------
INCOME TAX
  Income before taxes                                 59,187           59,455            97,813           70,196
  Interest over shareholders' capital                (17,000)               -           (17,000)         (25,000)
  Equity result                                      (62,265)         (62,580)            4,288            1,888
  Gain on investment                                       -              256                 -              256
                                                      ------           ------           -------          -------

  Basis of calculation                               (20,078)          (2,869)           85,101           47,340

  Standard rate - 25%                                  5,019              717           (21,275)         (11,835)

  Permanent differences
    Goodwill amortization                               (445)              36            11,068           13,040
    Others                                               264             (425)           (4,031)            (627)
                                                      ------           ------           -------          -------
                                                        (181)            (389)            7,037           12,413

                                                       4,838              328           (14,238)             578
                                                      ------           ------           -------          -------

                                                          PARENT COMPANY                     CONSOLIDATED
                                                     ------------------------          -------------------------
                                                       2002             2001             2002             2001
                                                     -------          -------          --------         --------
SOCIAL CONTRIBUTION
  Income before taxes                                 59,187           59,455            97,813           70,196
  Interest over shareholders' capital                (17,000)               -           (17,000)         (25,000)
  Equity result                                      (62,265)         (62,580)            4,288            1,888
  Gain on investment                                       -              256                 -              256
                                                    --------          -------           -------          -------

  Basis of calculation                               (20,078)          (2,869)           85,101           47,340

  Standard rate - 9%                                   1,807              258            (7,659)          (4,261)

  Permanent differences
    Goodwill amortization                              (158)             (152)            3,986            4,703
    Others                                              100                 -            (1,562)            (348)
                                                    --------          -------           -------          -------
                                                         (58)            (152)            2,424            4,355

                                                       1,749              106            (5,235)              94
                                                    --------          -------           -------          -------

Total Income tax and social contribution               6,587              434           (19,473)             672
                                                    ========          =======          ========          =======

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

25       FINANCIAL INSTRUMENTS

         The Company and its subsidiary carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

         The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

         On December 31, 2002 and 2001, the Company and its subsidiaries invested their financial resources mainly in investments backed by Certificados de Deposito Interbancario (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

         The estimated fair value of long-term loans and financings are based on interest rates as of December 31, 2002 for transactions with similar characteristics, as below.

                                                                                    BOOK VALUE     MARKET VALUE
                                                                                   ------------   --------------
Long-term loans and financing and debentures, including current portion               321,085        310,862

         (a) LOANS AND FINANCING

         Fair values of loans and financing are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks. The total liabilities denominated in United States dollars totaled R$41,616.

         In addition to those financial instruments, the subsidiary Telepar Celular S.A. has Swap Contracts between US Dollars and mix of currencies (BMDES) to CDI, in the amount of R$28,224 (R$5,513 in 2001), with due dates between 2003 and 2007. At December 31, 2002 the Company recognized a gains with transactions with swap of R$28,271 (R$9,172 in 2001), which was recorded as Financing Revenues.

         (b) LIMITATIONS

         The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

         (c) RISK FACTORS

         The risk factors affecting the Company's instruments are the following:

         (i) Exchange and interest rates risk

         The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

         market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

         At December 31, 2002, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results. The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

         (ii) Credit operating risk

         The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems.

         (iii) Credit risk related to the sale of telephone sets

         The Company's policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

         (iv) Financial credit risk

         The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions. Approximately, 40.4% of the financial investments are concentrated with one sole financial institution.

         There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

26       INSURANCE COVERAGE

         As of December 31, 2002, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

         TELE CELULAR SUL PARTICIPACOES S.A.
         TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

         NOTES TO THE FINANCIAL STATEMENTS
         AT DECEMBER 31, 2001 AND 2000
         ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

         A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENTS PREPARED IN BRAZILIAN CURRENCY IN CONFORMITY WITH THE ACCOUNTING PRACTICES ORIGINATING IN BRAZIL'S CORPORATION LAW

                            REPORT OF INDEPENDENT AUDITORS

         The Board of Directors and Shareholders
         TELE CELULAR SUL PARTICIPACOES S.A.

         We have audited the accompanying balance sheets of TELE CELULAR SUL PARTICIPACOES S.A. (Company) and the consolidated balance sheets of TELE CELULAR SUL PARTICIPACOES S.A. AND ITS SUBSIDIARIES (Consolidated) as of December 31, 2002 and 2001, and the related statements of income, shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

         Our audits were conducted in accordance with generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TELE CELULAR SUL PARTICIPACOES S.A., and the consolidated financial position of TELE CELULAR SUL PARTICIPACOES S.A. AND ITS SUBSIDIARIES at December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

                       Curitiba, Brazil, January 17, 2003

                             [ERNST & YOUNG LOGO]
                          Auditores Independentes S.C.
                            CRC-2-SP 15199/O-6 "S" PR

                           Marcos Antonio Quintanilha
                     Accountant CRC-SP 132.776/O-3-T-SC-S-PR

TELE CELULAR SUL PARTICIPACOES S.A.
TELE CELULAR SUL PARTICIPACOES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 2001 AND 2000
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

                            STATUTORY AUDIT COMMITTEE'S OPINION

         TELE CELULAR SUL PARTICIPACOES S.A.'S STATUTORY AUDIT COMMITTEE, in a meeting held today, in compliance with the provisions of article 163 of Law 6404/76 and the Company's Articles of Incorporation, having examined the Director's Report, the Financial Statements for the Fiscal Year ended on December 31, 2002, composed by the Balance Sheet, Statement of Income, Statement of changes in shareholders' equity, Statements of Changes in Financial Position and the notes thereto, including Independent Auditor Ernst & Young's report, concluded that the documents submitted represent fairly the financial position of the Company, in all material respects, and for that reason expresses its favorable opinion on their approval by the General Stockholders' Meeting.

                          Rio de Janeiro, February 11, 2003.

WALMIR URBANO KESSELI    LARA C. RIBEIRO PIAU    ROOSEVELT A. FERNANDES LEADEBAL
   Committee Member        Committee Member             Committee Member

           JOSE ANTONIO MACHADO                       ISAAC SELIM SUTTON
              Committee Member                          Committee Member

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